ENERGY EXPLORATION TECHNOLOGIES INC Third Quarter Interim Report for the nine months ended and as at September 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our reporting currency is the United States of America dollar.  All references to "dollars" in this M D &A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars.  The rate of exchange of Canadian dollars to United States dollars as of September 30, 2006, was Cdn. $1.12 to U.S. $1.00.

THE THIRD QUARTER INTERIM REPORT FOR THE NINE MONTHS ENDED AND AS AT SEPTEMBER 30, 2006 HAS NOT BEEN REVIEWED BY AN INDEPENDENT ACCOUNTING FIRM.

In 2006 the Company entered into a fee for service contract for an SFD survey in Alberta Canada.  The contract is for Cdn. $1,200,000 and includes provisions for the Company to acquire Gross Overriding Royalty rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys.  This contract is scheduled to be completed prior to the end of 2006.

Revenue from this contract will be recognized in the Consolidated Statement of Earning (Loss) in accordance with our accounting policy of recognizing revenue on a completed contract basis.  Prior to completion all money received or invoiced for the contract will be reflected on the Balance Sheet as Deferred Revenue.  All costs incurred for the contract will be reflected on the Balance Sheet as Work-in-Progress.  As at September 30, 2006, Deferred Revenue reflected on our Balance Sheet was $269,681 (Q3 2005- Nil) and Work-in-Progress is $65,970 (Q3 2005- Nil).

Once the Company completes the contract, scheduled prior to the end of 2006, there will be a positive change in our reported earning (loss) as compared to prior periods as the Company will, upon completion, recognize all the revenue and costs of sale related to this contract in the Statement of Earnings (Loss).

We anticipate that there is a good opportunity to execute an additional contract prior to the end of 2006.  However, revenue from any new contract will not be recognized until 2007.

Results of operations

As of the first nine months of 2006 and 2005 the revenue recognized by the Company is revenue generated from one producing well.  The Company anticipates that oil and natural gas revenue shall become less significant as the Company completes SFD Survey contracts.  The back-log of SFD Survey revenue as of September 30, 2006 is Cdn. $1,200,000 related to one SFD Survey contract. This contract is scheduled to be completed prior to the end of 2006.

Oil and Gas revenue for 2006 is projected to be $35,000 (2005- $48,686) whereas the SFD Survey revenue is anticipated to exceed $1,000,000 or Cdn. $1,200,000 in 2006 (2005- Nil).  Consequently in 2006, Oil and Gas revenue is projected to be less than 5% of total revenue (2005- 100%).

Oil and natural gas revenues

Our well at Entice, Alberta, in which we have a 22.5% working interest, had production averaging 18 thousand cubic feet (mcf) per day during the quarter ended September 30, 2006 (“Q3 2006”) as compared with production of 24 thousand cubic feet (mcf) per day during the quarter September 30, 2005 (“Q3 2005”).  Revenues, net of royalty expense, for the third quarter were $7,378 (Q3 2005- $14,507).  In Q3 2006 the average price received net of royalties was $5.16 per mcf (Q3 2005- $6.21 per mcf) and the operating cost was $0.86 per mcf. (Q3 2005- $0.59 per mcf.)

Operating loss from continuing operations

We incurred an operating loss of $542,657 in Q3 2006 (Q3 2005- $301,663), representing a $240,994 (79.89%) overall increase.  This increase was attributable to the following changes:

•

Administrative costs increased $221,870 (74.36%) in 2006 to $520,234 compared to 2005 expenditures of $298,364.  This increase was mainly due to an increase in consulting fees of $112,187 to $189,250 in 2006 (Q3 2005- 77,063) of which $115,449 were non-cash transactions, an increase of salaries of $52,613, an increase in legal fees of $29,000, an increase in communications and advertisement of $23,000 and an increase in investor communications and relations of $10,496.

•

Amortization and depreciation increased by $11,180 or 100% to $22,253 in the third quarter of 2006. This increase reflects the depreciation related to capital expenditures mainly on computers and SFD survey equipment.

Interest expense

Interest income for Q3 2006 was $31,565 (Q3 2005- $8,521) and consisted of $33,539 (Q3 2005- Nil) interest income on convertible debentures, interest on shareholder loan of $3,564 (Q3 2005- $8,521), which was partially offset by interest revenue of $1,590 (Q3 2005- Nil).

Interest on convertible debenture for the three and nine months ended September 30, 2006 Q3 consists of:

	For the three months ended September 31, 2006	For the nine months ended September 31, 2006
Accretion of convertible debenture discount	$(8,192)	$1,008,639
Change in for value of conversion feature of convertible debenture	(152,971)	(474,870)
Interest on convertible debenture including registration penalty	127,624	407,735
Total Convertible Debenture	$(33,539)	$941,504

The registration penalty shall continue until the underlying securities for the convertible debentures are registered with the SEC through a registration statement such as a Form F-1.  We cannot project an estimated date when the Form F-1 will become effective.

The interest and registration penalty as per the debenture agreement can be paid either through the issuance of shares or by cash.  Our intention is to pay interest through the issuance of shares.  As per the terms of the debenture these shares are to be valued for interest at the weighted average of market value for the 10 days preceding the date when the interest is payable and at $0.70 per share for the payment of the registration penalty.

Other comprehensive income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars.  For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period.  The equivalent U.S. dollars for a Canadian dollar changed from $1.118 at September 30, 2006 compared to $1.116 at June 30, 2006 and changed from $1.23 at June 30, 2005 to $1.16 at September 30, 2005.  Both periods also experienced fluctuation in currency exchange rates throughout the period.  These fluctuations in currency exchange rates resulted in a comprehensive loss in Q3 2006 of $6,359 compared with a gain in Q3 2005 of $65,449.

Quarter Comparisons

Interim Quarter Ended	Dec. 31,2004	March 31, 2005	June 30, 2005	September 30 , 2005
Revenue	$11,639	$11,121	$9,544	$14,507
Net loss from continuing operations	$(760,201)	$(1,619,684)	$(483,648)	$(293,050)
Net loss from discontinued operations	$(2,331)	$(4,303)	$4,303	$ -
Comprehensive loss	$(721,007)	$(1,652,896)	$(488,771)	$(227,601)
Net loss	$(762,532)	$(1,623,987)	$(479,345)	$(293,050)
Basic and diluted loss per share	$(0)	$(0)	$(0)	$(0)
Basic and diluted loss per share for continuing operations	$(0)	$(0)	$(0)	$(0)

Interim Quarter Ended	Dec.31,2005	March 31,2006	June 30,2006	September 30,2006
Revenue	$13,514	$12,173	$8,706	$7,378
Net loss from continuing operations	$(5,440,096)	$(727,547)	$(1,697,664)	$(511,092)
Net loss from discontinued operations	$ -	$ -	$ -	$ -
Comprehensive loss	$(5,470,882)	$(799,674)	$(1,633,686)	$(517,451)
Net loss	$(5,440,096)	$(727,547)	$(1,697,664)	$(511,092)
Basic and diluted loss per share	$(0)	$(0)	$(0)	$(0)
Basic and diluted loss per share for continuing operations	$(0)	$(0)	$(0)	$(0)

The increase in the Net Loss in Q1 2005 as compared with Q4 2004 is largely due to a write-off of our Wildwood oil and gas properties.

The decrease in the Net Loss in Q2 2005 as compared with Q1 2005 was largely attributable to non-recurrence of the write-off mentioned above and also an overall decrease in administrative costs.

In comparing Q3 2005 to Q2 2005 there was a decrease in our net loss attributable to cost-cutting measures that reduced our administrative expenses for the period.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss.  Two factors largely explain this change.  In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares.  Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures.  In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures.  The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to $252,657 decrease in our administrative expenses, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

Relationships and Transactions on Terms That Would Not Be Available From Clearly Independent Third Parties

In the first half of 2006 the following transactions occurred that may not be available from independent third parties.

1.

The maturity date of a Note Payable due to Mr. Liszicasz the Company’s Director, Chief Executive Officer, President and major shareholder was extended from April 15, 2006 to April 15, 2007.

2.

The Company reduced the Note Payable due to Mr. Liszicasz by $30,000 through a non-cash transaction wherein Mr. Liszicasz elected to draw down the loan as consideration for a family member of Mr. Liszicasz investing $30,000 into the private placement completed in Q2 2006.

Liquidity And Capital Resources

Sources of Cash in Quarter

In Q3 2006 we received $17,800 from options being exercised, and $179,534 in progress billings from our SFD survey contract.

Current Cash Position and Changes in Cash Position

Our cash position as of September 30, 2006 was $912,694 as compared to $2,217,929 as at June 30, 2006 and $1,059,277 as at December 31, 2005.

The decrease in our cash position in Q3 2006 was attributable to cash used in operating activities of $243,242, $17,773 generated through financing activities, $1,050,633 used in investing activities, and the effects of the fluctuations in foreign exchange of $29,133.  Since December 31, 2005 the change in our cash position was attributable to the cash used in operating activities of $1,148,092, $2,163,989 generated through financing activities, $1,070,821 used in investing activities and the effects of the fluctuations in foreign exchange of $91,659.

In Q3 2006 the cash used in operating activities increased by $383,598 from Q3 2005.  The increase is attributable to an increase in reported net loss of $218,042 adjusted for changes in non-cash related expenses including increased amortization, depreciation and depletion of $11,629, increases in compensation expense settled with options of $137,957, a decrease in non-cash interest expenses of $33,538 and a decrease in cash as a result of movement of working capital of $281,604.

Financing activities in Q3 2006 generated $11,602 more cash than in Q3 2005.  The increase is due to $17,800 received from options exercised in Q3 2006 as compared to no options exercised in Q3 2005 offset by a partial repayment of note payable.

Investing activities used cash of $1,050,633 for Q3 2006 as compared to $6,867 used in Q3 2005.  The increase was largely attributable to a $1,000,000 change in funds invested in short term investments and $23,196 reduction in net funds invested in capital assets.

Additionally the foreign exchange value adjustment of cash related to resulted in a loss of $29,133 in Q3 2006 as compared to a gain of $65,449 in Q3 2005.

Change in Working Capital since beginning of year

Our working capital has increased by $3,068,458 to $674,586 as of September 30, 2006 as compared with a working capital deficit of $2,393,872 as at December 31, 2005.  This improvement in our working capital was primarily due to the following factors:

Sources of Working Capital

1.

We closed two private placements in Q2 2005 that generated net cash of $2,092,500.

2.

The convertible debenture value reduced by $418,025.  The carrying book value of the debenture value reduced by $1,811,203 through the conversion of debentures into common shares and increased in value by accretion expense of $1,008,639 and accrued interest of $407,735.  The remaining outstanding convertible debentures will be converted into common shares either through the self-liquidating feature over approximately the next six month or earlier at the option of the investor.  When converted to common shares the debenture liability will be discharged without a cash outlay.

3.

The bifurcated conversion feature of the convertible debenture decreased in value by $1,342,377.  $474,871 of this reduction was caused by the revaluation of the conversion feature and a further $867,506 of reduction is due to the conversion of debentures to common shares.

4.

$70,071 was raised in the year from proceeds from options exercised.

Uses of Working capital

1.

$115,821 of capital expenditures were made in the year.

2.

Note Payable due to an officer of the company of $179,043 became a current liability in the year as the stated term became due within one year.

3.

$446,214 of working capital was used in operating activities.

4.

$91,659 of foreign exchange loss was experience on working capital balances.

Plan of Operation and Prospective Capital Requirements

We had $1,912,694 of cash and short term investments as of September 30, 2006.  In the nine months ended September 30, 2006, we incurred a comprehensive loss of $2,950,811 and used $1,148,092 of cash in operating activities.  We have an accumulated deficit of $36,810,939 and have a working capital of $674,586 at the end of the period.

We have largely completed a Cdn. $1,200,000 contract to provide an SFD Survey to two clients.  As of September 30, 2006 we have received Cdn. $300,000 advance payments on this contract.  We shall receive an additional Cdn. $300,000 within 30 days of completing the in-fill flight component of the contract and the remaining Cdn $600,000 within 30 days of our final report.  The final report is scheduled to be delivered prior to the end of 2006.  We do not anticipate significant additional costs related to the contract.  Accordingly we anticipate this contract to generate working capital of in excess of Cdn $800,000 in the fourth quarter of 2006.

With the cash and short term investments plus the positive working capital generated from the above mentioned contract we anticipate having the required cash to operate for at least one year.  However, our ability to continue as a going concern beyond one year is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with certainty at this time.  Furthermore, our projections on cash requirements is subject to estimates and material unforeseen cash requirements may occur that will impact adversely our projections.

Our consolidated financial statements are prepared using U.S. Generally Accepted Accounting Principles that is applicable to a going concern.  The going concern principle assumes a company can realize on its assets and settle its liabilities in the normal course of operations.  Our consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.  If we cannot generate sufficient cash from operations we would ultimately cease to be a going concern.  Should we cease being a going concern we would be required to suspend our operations, liquidate our assets, wind-up and dissolve our company.

Contractual commitments

Summarized below are our contractual commitments:

Contractual Obligations As of September 30, 2006	Payments due by period
	Total ($)	Less than 1 year	1-3 Years	3-6 Years
Loan from Officer/Shareholder	179,043	179,043	-	-
Rent or Operating Lease	1,193,008	138,505	589,099	465,404
Employment Agreements	355,641	139,572	216,069	-
Dundee TSX Sponsor Agreement	178,939	178,939	-	-

Foreign Exchange

Foreign currency translation gains or losses are included as a comprehensive income (loss) item on our statements of loss and comprehensive loss and shareholders' equity (deficit) in our accounting records.  The comprehensive income (loss) arise from fluctuations in United States-Canadian currency exchange rates during that period.  We cannot give assurance that our future operating results will not be adversely affected by currency exchange rate fluctuations.

Critical accounting estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods.  Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock based compensation, valuation of future tax assets, valuations of convertible debentures and determination of proved reserves.  All estimates and assumptions reflect management's best estimate.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary.  Actual results may differ from those estimates.

Changes in the accounting estimates or assumption can have a significant impact on the reported Consolidated Statement of Loss.

Critical Accounting Policies

Share-Based Compensation Plans

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share Based Payment." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments.  Prior to the adoption of SFAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

SFAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted.  This value is then recorded as a compensation expense over the vesting period wherein an employee is required to provide service for the award.  The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, SFAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for implementation of SFAS 123-R was January 1, 2006.  Accordingly this standard was reflected initially in our first quarterly interim report of 2006.  We adopted this standard using the “modified prospective” transition method.  Using the modified prospective method there is no compensation expense recorded for any outstanding option that was vested as of the effective date of this standard.  In accordance with the modified prospective transition method a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date.  Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

In the nine months ended September 30, 2006, the adoption of FAS 123-R resulted in incremental stock-based compensation expense of $328,576.  The incremental stock-based compensation expense caused net loss to increase by $328,576.  Net cash flow is not affected by the adoption of this standard.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect, if any, the adoption of Interpretation No. 48 will have on its financial statements and related disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements.” SAB 108 provides guidance for quantifying and assessing the materiality of misstatements of financial statements, including uncorrected misstatements that were not material to prior years’ financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006.  The Company is currently assessing the effect, if any, SAB 108 will have on its financial statements and related disclosures.

Market Risk

Oil And Gas Price Fluctuations

We incur a risk of market changes in oil and natural gas prices.  Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices.  A $1.00 per mcf change in the market price of natural gas will result in approximately an $8,000 change in our gross oil and gas production revenue.  The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD Survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD Survey contracts will also decline.

Currency Fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars.  Additionally most of our operating expenses are incurred in Cdn. Dollars.  Our reporting currency is U.S. dollars.  These positions expose us to exchange rate fluctuations between the Canadian and United States currencies.  We do not engage in activities to mitigate the effects of foreign currency changes.  Based on the Q3 2006 revenue and cash flows a one percent change in the Canadian dollar rate relative to the U.S. dollar is estimated to affect quarterly revenues and expenses by $75 and $3,264 respectively.

Interest Rate Fluctuations

We currently maintain some of our available cash in U.S. dollars and our reported interest income from these short term investments could be adversely affected by any material changes in U.S. dollar interest rates.  A 1% change in the interest rate would have approximately a $19,000 impact if all of our cash was invested in interest bearing notes.  A 1% change will impact the U.S. dollar equivalent of a Cdn. $1,200,000 SFD Survey contract by $10,000.

Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within proscribed format, content and in the time periods specified by the Alberta Security Commission and U.S. Securities and Exchange Commission rules and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America.  Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. As of September 30, 2006, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada.  Based upon the foregoing, our Chief Executive Officer / Chief Financial Officer concluded that our disclosure controls and procedures are effective in the timely alerting of management to material information relating to us which is required to be included in our periodic filings both in Canada and the United States of America.

There were no changes in our internal controls or in other factors that could materially affect these controls subsequent to the date of their evaluation and since the last period reported, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Unregistered Sales of Equity Securities and the Use of Proceeds

NXT closed two Private Placements to twenty five investors for aggregate gross proceeds of $2,124,000.  On April 19, 2006, NXT closed a Private Placement for $1,685,000 wherein NXT issued 1,685,000 Units.  On May 12, 2006 the Company closed a second Private Placement for $439,000 wherein NXT issued a further 439,000 Units.  For both Private Placements a Unit was sold at a price of $1.00 and each Unit consisted of one (1) common share and one (1) warrant.  Each warrant shall entitle the holder to purchase one additional Common Share at $2.00 per share for a period of two (2) years from the date of issue.  In connection with the financing, NXT paid a commission of an additional 152,560 Units.  The proceeds from the private placements will be used primarily to fund general operating expenditures.

Additionally 2,448,404 shares were issued upon the conversion of convertible debenture.  There were no proceeds from the conversion of shares.

During the year there were 4,724,964 Common Shares issued exempt from registration pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933.  Neither we nor any person acting on our behalf offered or sold these securities by any form of general solicitation or general advertising.  The shares issued are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption there from.  Each investor represented to us that the securities were purchased for his own account and not for the account of any other persons. Each investor was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

Other Information

For additional information on Energy Exploration Technologies Inc. please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com or the EDGAR webpage http://www.sec.gov/edgar.shtml.

This document should be read in conjunction with the Form 10-K filed April 26, 2006 for fiscal year-end December 31, 2005.

Forward-looking Statements

This Management Discussion and Analysis may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.